    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 6, 1996
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 13E-3

                        RULE 13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934)
                               (AMENDMENT NO. 8)

                              LOCTITE CORPORATION
                              (Name of the Issuer)
                              HC INVESTMENTS, INC.
                                  HENKEL KGAA
                       (Name of Persons Filing Statement)
                         ------------------------------

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE

                (Including Any Associated Stock Purchase Rights)
                         (Title of Class of Securities)

                                  540137 10 6

                     (CUSIP Number of Class of Securities)
                         ------------------------------

                                DR. KARL GRUTER
                                  HENKEL KGAA
                                HENKELSTRASSE 67
                               D-40191 DUSSELDORF
                                    GERMANY
                                49-211-797-2137

                 (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Persons Filing
                                   Statement)
                         ------------------------------

                                WITH A COPY TO:

                             WILLIAM A. GROLL, ESQ.
                       CLEARY, GOTTLIEB, STEEN & HAMILTON
                               ONE LIBERTY PLAZA
                            NEW YORK, NEW YORK 10006
                                 (212) 225-2000

    This statement is filed in connection with (check the appropriate box):

    a. / / The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

    b. / / The filing of a registration statement under the Securities Act of 1933.

    c. /X/ A tender offer.

    d. / / None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. / /
                            ------------------------

                           CALCULATION OF FILING FEE

                  TRANSACTION VALUATION*                                       AMOUNT OF FILING FEE**
                      $1,308,117,001                                                 $261,623.40

* For purposes of calculating amount of filing fee only. The amount assumes the purchase of 21,444,541 shares of Common Stock, par value $0.01 per share, of Loctite Corporation, at $61 net in cash per share, which represents all shares represented by Loctite Corporation to be outstanding at October 31, 1996 and not owned by the bidder.

** The amount of the filing fee calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934 equals 1/50 of 1% of the value of the shares to be purchased.

    /X/ Check box if any part of the fee is offset as provided by Rule
        0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    Amount Previously Paid: $261,623.40           Filing Party: HC Investments,
Inc.

    Form or Registration No.: 14D-1/13D/A        Date Filed: November 6, 1996

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    HC Investments, Inc. and Henkel KGaA hereby amend and supplement their Rule 13E-3 Transaction Statement on Schedule 13E-3 (the "STATEMENT") originally filed on November 6, 1996, with respect to the offer, as amended December 5, 1996, to purchase all outstanding shares of common stock, par value $0.01 per share of Loctite Corporation, a Delaware corporation, including the associated common stock purchase rights issued pursuant to the Rights Agreement, dated as of April 14, 1994, between the Company and The First National Bank of Boston, as Rights Agent, and all benefits that may inure to holders thereof, for a purchase price of $61.00 per share, net to the seller in cash, without interest thereon, as set forth in this Amendment No. 8. Capitalized terms not defined herein have the meaning assigned thereto in the Statement.

    The following cross reference sheet is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Schedule 14D-1 originally filed by HC Investments, Inc. and Henkel KGaA with the Securities and Exchange Commission on November 6, 1996 (as amended the "SCHEDULE 14D-1") of the information required to be included in response to the items of this Statement. The information set forth in the Schedule 14D-1, including all exhibits thereto, is hereby expressly incorporated herein by reference as set forth in the Cross Reference Sheet and in the responses to each item of this Schedule 13E-3, and such responses are qualified in their entirety by the provisions of the Schedule 14D-1.

                            CROSS-REFERENCE SHEET TO
                                 SCHEDULE 14D-1

                                                                                                    ITEM OF SCHEDULE
ITEM AND CAPTION OF SCHEDULE 13E-3                                                                        14D-1
------------------------------------------------------------------------------------------------  ---------------------
       1.  Issuer and Class of Security Subject to the Transaction.
           (b)--(c).............................................................................      1(b)-(c)
           (d)..................................................................................      *
       3.  Past Contacts, Transactions or Negotiations.
           (b)..................................................................................      3(b)
       4.  Terms of the Transaction.
           (a)..................................................................................      *
       5.  Plans or Proposals of the Issuer or Affiliate........................................      5
       6.  Source and Amounts of Funds or Other Consideration.
           (a)..................................................................................      4(a)
           (c)..................................................................................      4(b)
       7.  Purpose(s), Alternatives, Reasons and Effects.
           (a)..................................................................................      5
           (c)..................................................................................      *
       8.  Fairness of the Transaction..........................................................      *
       9.  Reports, Opinions, Appraisals and Certain Negotiations.
           (a)..................................................................................      *
      10.  Interest in Securities of the Issuer.................................................      6
      11.  Contracts, Arrangements or Understandings With Respect to the Issuer's Securities....      7
      13.  Other Provisions of the Transaction..................................................      *
      14.  Financial Information................................................................      *
      15.  Persons and Assets Employed, Retained or Utilized.
           (a)..................................................................................      *
      16.  Additional Information.                                                                    10(f)
      17.  Material to be Filed as Exhibits.                                                          11

*   Not Applicable

ITEM 1. ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

    (b)-(c) Items 1(b)-(c) of the Statement are hereby amended and supplemented to incorporate by reference the answers to Items 1(b)-(c) of the Schedule 14D-1.

    (d) Item 1(d) of the Statement is hereby amended and supplemented to incorporate by reference the information set forth in the section entitled "THE AMENDED OFFER -- Price Range of the Shares; Dividends" of the Supplement, dated December 6, 1996 (the "SUPPLEMENT"), to the Offer to Purchase, dated November 6, 1996.

ITEM 3. PAST CONTACTS, TRANSACTION OR NEGOTIATIONS.

    (b) Item 3(b) of the Statement is hereby amended and supplemented to incorporate by reference the answer to Item 3(b) of the Schedule 14D-1.

ITEM 4. TERMS OF THE TRANSACTION.

    (a) Item 4(a) of the Statement is hereby amended and supplemented to incorporate by reference the information set forth in the sections entitled "INTRODUCTION," "SPECIAL FACTORS -- Purpose of the Offer and the Merger," "THE AMENDED OFFER -- Terms of the Offer," "THE AMENDED OFFER -- Procedure for Tendering Shares" and "THE AMENDED OFFER -- Amendments to Certain Conditions of the Offer" of the Supplement and in the Revised Letter of Transmittal.

ITEM 5. PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

    Item 5 of the Statement is hereby amended and supplemented to incorporate by reference the answer to Item 5 of the Schedule 14D-1.

ITEM 6. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    (a) Item 6(a) of the Statement is hereby amended and supplemented to incorporate by reference the answer to Item 4(a) of the Schedule 14D-1.

ITEM 7. PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

    (a) Item 7(a) of the Statement is hereby amended and supplemented to incorporate by reference the answer to Item 5 of the Schedule 14D-1.

    (c) Item 7(c) of the Statement is hereby amended and supplemented to incorporate by reference the information contained in the sections entitled "INTRODUCTION" and "SPECIAL FACTORS -- Purpose of the Offer and the Merger" of the Supplement.

ITEM 8. FAIRNESS OF THE TRANSACTION.

    (a)-(c), (e) Items 8(a)-(c), (e) of the Statement are hereby amended and supplemented to incorporate by reference the information set forth in the sections entitled "INTRODUCTION," "SPECIAL FACTORS -- Background to the Offer Since November 6, 1996" and "SPECIAL FACTORS -- Fairness of the Offer" of the Supplement.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

    (a) Item 9(a) of the Statement is hereby amended and supplemented to incorporate by reference the information set forth in the section entitled "SPECIAL FACTORS -- Fairness of the Offer" of the Supplement.

ITEM 10. INTEREST IN SECURITIES OF THE ISSUER.

    Item 10 of the Statement is hereby amended and supplemented to incorporate by reference the answer to Item 6 of the Schedule 14D-1.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

    Item 11 of the Statement is hereby amended and supplemented to incorporate by reference the answer to Item 7 of the Schedule 14D-1.

ITEM 13. OTHER PROVISIONS OF THE TRANSACTION.

    (a) Item 13(a) of the Statement is hereby amended and supplemented to incorporate by reference the information set forth in the sections entitled "INTRODUCTION" and "SPECIAL FACTORS -- Purpose of the Offer and the Merger" of the Supplement.

ITEM 14. FINANCIAL INFORMATION.

    (a) Item 14(a) of the Statement is hereby amended and supplemented to incorporate by reference the information set forth in the section entitled "THE AMENDED OFFER -- Certain Additional Information Concerning the Company" of the Supplement.

ITEM 15. PERSONS AND ASSETS EMPLOYED, RETAINED, EMPLOYED OR UTILIZED.

    (a) Item 15(a) of the Statement is hereby amended and supplemented to incorporate by reference the information set forth in the sections entitled "SPECIAL FACTORS -- Background to the Offer Since November 6, 1996," "SPECIAL FACTORS -- Fairness of the Offer" and "SPECIAL FACTORS -- Purpose of the Offer and the Merger" of the Supplement.

ITEM 16. ADDITIONAL INFORMATION.

    Item 16 of the Statement is hereby amended and supplemented to incorporate by reference the answer to Item 10(f) of the Schedule 14D-1.

ITEM 17. MATERIAL TO BE FILED AS EXHIBITS.

    Item 17 of the Statement is hereby amended and supplemented to add the following exhibits:

    (c)(6) Agreement and Plan of Merger, dated as of December 5, 1996, between Henkel KGaA, HC Investments, Inc. and Loctite Corporation (previously filed as exhibit (c)(6) to the Schedule 14D-1 and incorporated herein by reference).

    (d)(9) Supplement, dated December 6, 1996, to Offer to Purchase, dated November 6, 1996 (previously filed as exhibit (a)(9) to the Schedule 14D-1 and incorporated herein by reference).

    (d)(10) Revised Letter of Transmittal (previously filed as exhibit (a)(10) to the Schedule 14D-1 and incorporated herein by reference).

    (d)(11) Revised Notice of Guaranteed Delivery (previously filed as exhibit
(a)(11) to the Schedule 14D-1 and incorporated herein by reference).

    (d)(12) Revised Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (previously filed as exhibit (a)(12) to the Schedule 14D-1 and incorporated herein by reference).

    (d)(13) Revised Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (previously filed as exhibit (a)(13) to the Schedule 14D-1 and incorporated herein by reference).

    (d)(14) Summary Advertisement dated December 6, 1996 (previously filed as exhibit (a)(14) to the Schedule 14D-1 and incorporated herein by reference).

                                   SIGNATURE

    After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: December 6, 1996

                                    HC INVESTMENTS, INC.

                                    by         /s/ ERNEST G. SZOKE
                                               ---------------------------------------------------
                                               Name: Ernest G. Szoke
                                               Title: Secretary

                                    HENKEL KGAA

                                    by         /s/ LOTHAR STEINEBACH       /s/ PETRA HAMMERLEIN
                                               ---------------------------------------------------
                                               Name: Lothar Steinebach     Petra Hammerlein
                                               Title: Vice President       Senior Counsel

                                 EXHIBIT INDEX

  EXHIBIT
  NUMBER                                                  EXHIBIT NAME
-----------  -------------------------------------------------------------------------------------------------------

    (c)(6)   Agreement and Plan of Merger, dated as of December 5, 1996, between Henkel KGaA, HC Investments, Inc.
               and Loctite Corporation (previously filed as exhibit (c)(6) to the Schedule 14D-1 and incorporated herein by reference).

    (d)(9)   Supplement dated December 6, 1996 to Offer to Purchase dated November 6, 1996 (previously filed as exhibit (a)(9) to the Schedule 14D-1 and incorporated herein by reference).

   (d)(10)   Revised Letter of Transmittal (previously filed as exhibit (a)(10) to the Schedule 14D-1 and incorporated herein by reference).

   (d)(11)   Revised Notice of Guaranteed Delivery (previously filed as exhibit (a)(11) to the Schedule 14D-1 and incorporated herein by reference).

   (d)(12)   Revised Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (previously filed as exhibit (a)(12) to the Schedule 14D-1 and incorporated herein by reference).

   (d)(13)   Revised Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other
               Nominees (previously filed as exhibit (a)(13) to the Schedule 14D-1 and incorporated herein by reference).

   (d)(14)   Summary Advertisement dated December 6, 1996 (previously filed as exhibit (a)(14) to the Schedule 14D-1 and incorporated herein by reference).